Exhibit 12.1

Masimo Corporation Ratio of Earnings to Fixed Charges (dollars in thousands)

	Three Months Ended	Fiscal Year Ended
	April 4, 2015	January 3, 2015	December 28, 2013	December 29, 2012	December 31, 2011	January 1, 2011
Ratio of earnings to fixed charges:
Income before provision for income taxes	$27,530	$102,041	$75,726	$83,821	$86,531	$107,569
Fixed charges	1,088	3,381	2,705	2,514	1,910	1,941
Noncontrolling interests in pre-tax (income) loss	701	2,350	607	744	(58)	(676)
Total earnings	$29,319	$107,772	$79,038	$87,079	$88,383	$108,834
Fixed charges
Interest expensed	$452	$594	$28	44	$116	$23
Estimated of interest within rental expense	636	2,787	2,677	2,470	1,794	1,918
Total fixed charges	$1,088	$3,381	$2,705	$2,514	$1,910	$1,941
Ratio of earnings to fixed charges	26.94	31.88	29.22	34.64	46.27	56.07

In the periods presented, there were no shares of preferred stock outstanding and no dividends paid on preferred stock. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.